Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Wells Fargo & Company:

We consent to the use in the Registration Statement on Form S-3 dated June 26, 2015 of Wells Fargo & Company, related to the Wells Fargo & Company Direct Purchase and Dividend Reinvestment Plan, of our report dated February 25, 2015, with respect to the consolidated balance sheet of Wells Fargo & Company and Subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 25, 2015 with respect to the effectiveness of internal control over financial reporting as of December 31, 2014, which reports are incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California
June 26, 2015